October 25, 2019

Sergio Traversa
Chief Executive Officer
Relmada Therapeutics, Inc.
880 Third Avenue, 12th Floor
New York, NY 10022

       Re: Relmada Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 18, 2019
           File No. 333-234262

Dear Mr. Traversa:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Forum for Adjudication of Disputes, page 20

1. Your forum selection provision identifies a Nevada state court as the exclusive forum for certain litigation, including any "derivative action." We note your disclosure that this provision applies to claims arising under the Securities Act and the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In response to the staff's comments on your Registration Statement on Form S-1, File No. 333-233228, you disclosed that you did not intend for the provision to apply to Exchange Act claims. If that is still true, please revise this prospectus to clarify that you do not intend for the exclusive forum provision to apply to Exchange Act claims.
 Sergio Traversa
Relmada Therapeutics, Inc.
October 25, 2019
Page 2
Incorporation of Documents by Reference, page 25

2. We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. In that regard, please revise to incorporate by reference your Current Report on Form 8-K filed on October 21, 2019. Refer to
      Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                             Sincerely,
FirstName LastNameSergio Traversa
                                                             Division of
Corporation Finance
Comapany NameRelmada Therapeutics, Inc.
                                                             Office of Life
Sciences
October 25, 2019 Page 2
cc:       Thomas R. Slusarczyk, Esq.
FirstName LastName